[MULTIPLIER]     1,000

(UNAUDITED)
                     Three Months Ended March 31,
                        1996           1995
Net income (loss)

Net income (loss)      $ (2,198)     $     352
                       ========       ========
Weighted average number of shares
  Primary:
    Average common
       shares outstanding  5,733          5,830
    Common share equiva-
       lents resulting
       from assumed exercise
       of stock options        1              61
                         -------         -------
                           5,734           5,891
                         =======         =======
Fully diluted:
  Average common shares
    outstanding            5,733           5,830
  Common share equivalents
    resulting from assumed
    exercise of stock
    options                    1              61
                          ------          ------
                           5,734           5,891
                          ======          ======
Earnings per common share:
Primary                    $(.38)           $.06
Fully diluted               (.38)            .06


     Primary earnings per common share are computed by dividing net income, by the weighted average number of common shares and common share equivalents outstanding.
Common share equivalents are computed using the treasury stock method. Under the treasury stock method, an average market price is used to determine the number of common share equivalents for primary earnings per common share.
The higher of the average or the end of period market price is used to determine the number of common share equivalents for fully diluted earnings per common share.